November 12, 2013

Martin James, Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0306

VIA FACSIMILE [703-813-6985] and U.S. Certified Mail

Re:	Utah Medical Products, Inc. (UTMD)
Form 10-K for the fiscal year ended December 31, 2012
Filed March 7, 2013
File No. 1--12575

Dear Mr. James:

Thank you for your review of Utah Medical Products, Inc.’s (UTMD’s) October 1, 2013 response to the SEC comment letter dated September 19, 2013. This is UTMD’s response to your letter dated October 11, 2013, and which will also be filed on EDGAR as private correspondence with the SEC.  For ease of reference, I have incorporated the SEC comments in italics followed by UTMD’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 30

1.	To confirm our understanding from the conference call held on October 10, 2013, with your representatives, please provide the following:

•
Explain to us how you assessed whether or not your goodwill was impaired in fiscal 2012. Refer to FASB ASC 350-20-35 and Example 4 of FASB ASC 350-20-55-25. To the extent that you only used a qualitative assessment as described in FASB ASC 350-20-35-3A through 35-3G, please discuss how you applied the guidance. If you performed the first step of the impairment testing (i.e., determining the fair value of your reporting unit), please tell us the methodology you used to determine the fair value. Refer to FASB ASC 350-20-35-22 through 35-24.

UTMD response to bullet 1 of Comment 1.

At December 31, 2012, UTMD chose to perform Step 1 of the goodwill impairment test for the four goodwill assets on its balance sheet. UTMD compared the carrying amount of the applicable reporting unit to the fair value of that unit. As explained below, UTMD has one reporting unit - the entire company. UTMD’s 12/31/12 fair value (market capitalization) was $133.5 million based on its $36.05 share price and 3,703,000 shares outstanding. This fair value is far in excess of the reporting unit’s carrying amount.

For internal purposes,, UTMD also did an analysis of the goodwill on its U.S. books by comparing the carrying amount of each goodwill asset to a theoretical market value of the estimated contribution to UTMD of the products related to the goodwill. In each case, the theoretical market value exceeded the carrying value.

•
Discuss how you determined your reporting units for goodwill under FASB ASC 350. For example, clarify for us whether you consider each of your four subsidiaries based in (i) the United States, (ii) Ireland, (iii) the United Kingdom, and (iv) Australia to be your reporting units for purposes of your goodwill impairment testing. Refer to FASB ASC 350-20-35-33 through 35-46.

UTMD response to bullet 2 of Comment 1.

Following the guidance in FASB ASC 350-20-35-33 through 35-46, UTMD determined that it has one reporting unit. UTMD’s four goodwill assets relate to products in categories that each span across UTMD’s formal organizational structure of Utah Medical Products, Inc. and its subsidiaries operating in the U.S., Ireland, the U.K. and Australia. For example, in the case of goodwill related to UTMD’s 1997 purchase of Columbia Medical, related products are manufactured in both the U.S. and Ireland and are marketed and sold outside the U.S. by both its Utah operations and its Irish subsidiary, UTMD Ltd., despite the fact that the goodwill is on the books of UTMD in Utah. Femcare’s Filshie product line, which represents the bulk of the value UTMD was seeking in its 2011 purchase of Femcare, is becoming increasingly important to UTMD Ltd’s financial performance. UTMD’s business is dynamic, with manufacturing and marketing directed to Utah or the subsidiary that will be most effective in enhancing the Company’s overall profitability. While discrete UTMD Ltd and Femcare financial information is available and operating results regularly reviewed by UTMD Inc. management, the same is not true of product categories that the separate goodwill assets most closely relate to. In other words, the benefit to UTMD from the Femcare goodwill could not at December 31, 2012, and increasingly will not as time goes on, be attributable to a reporting category for which discrete financial information is available and for which management regularly reviews operating results.

Additionally, UTMD considers UTMD Ltd. and Femcare to be components of UTMD, Inc. but not separate reporting units as each component (Utah operations and geographic subsidiaries) is economically similar.  UTMD judges them to be economically similar due to the following:

1.	Each component has the same chief decision maker, CEO Kevin Cornwell.

2.	Each component manufactures and sells related medical/surgical devices.

3.	Each components sells to similar customers (e.g. direct to hospitals, clinics, doctor’s offices, and distributors.)

4.
All components operate under one real-time integrated management information system (controlled in Utah), with orders being accepted, fulfilled and shipped by the most appropriate (many times different) component.

5.	Each component employs similar production processes.

6.
Assets and resources (sales, marketing, G&A and R&D) are shared by each component. Each of these resources is fully integrated across all components into one group, managed and controlled in Utah. For example, all marketing employees in every location report to product managers in Utah, and all accountants report to the Controller in Utah.

7.	Each component distributes products using similar methods.

8.	Each component operates in a similar regulatory environment.

•
With respect to other intangibles, please discuss how you assessed whether or not these assets were impaired in 2012. For intangible assets subject to amortization refer to FASB ASC 350-30-35-14 and FASB ASC 360-10-35-17 through 35-35. For intangible assets with infinite lives, please refer to FASB ASC 350-30-35-18. Tell us the methodology used to determine the fair value of the infinite-lived other intangible assets for purposes of testing under FASB ASC 350-30-35-18.

UTMD response to bullet 3 of Comment 1.

At December 31, 2012, UTMD determined that there had been no events or changes in circumstances to indicate that the carrying amount (book value) of any of its other intangible assets may not be recoverable. Therefore, in accordance with FASB ASC 360-10-35-21, no assessment of potential impairment was performed.  In particular, for Femcare’s identifiable intangible assets, the relatively short period of time between the March, 2011 acquisition and the December, 2012 reporting period end, along with better than projected financial performance by Femcare, indicated no event or change that suggested the carrying amount may not be recoverable.

UTMD does not have any intangible assets with infinite (or indefinite) lives.

2.
Please have your auditors describe to us the procedures they performed in auditing the company’s impairment analysis of both goodwill and other intangibles. Separately describe to us the procedures performed by The Norton Practice for Femcare and its subsidiaries and by Jones Simkins LLC for the U.S. and Ireland subsidiaries.

Jones Simkins and The Norton Practice response to Comment 2.

Jones Simkins LLC (JS):

Goodwill:
JS obtained the impairment analysis performed by Paul Richins, PFO. JS reviewed and gained an understanding of how this analysis was performed.  JS then recalculated the reporting unit fair value independently, no exceptions were noted.  The fair value of the reporting unit greatly exceeded the carrying amount.  JS also agreed the amounts recorded as goodwill to the December 31, 2011 audit working papers noting no changes in the carrying amounts.  These amounts were also agreed to the December 31, 2012 working trial balance.

Other Intangibles:
UTMD’s other intangibles on its U.S. books had a carrying amount of approximately $157,000 at December 31, 2012.

JS obtained a detailed roll forward schedule from UTMD that included all of the other intangibles and related accumulated amortization and current year amortization expense.  The beginning balances (cost and accumulated amortization) on this schedule were agreed to our December 31, 2011 audit working papers.  JS noted that there was an additional intangible asset recorded during 2012 of approximately $1,400, no audit procedures were performed related to this addition based on our audit judgment.  JS then reviewed the current year amortization expense for reasonableness based on the stated amortization terms of the intangibles.  The ending balances (cost and accumulated amortization) on this schedule along with the total amortization expense were agreed to the December 31, 2012 working trial balance.  Due to the relative insignificant amount of other intangibles, impairment of such intangibles appeared unlikely based on our audit judgment and therefore, further consideration was not given regarding impairment.

The Norton Practice (Nortons):

For goodwill testing, Nortons calculated UTMD’s 31-Dec-2012 fair value (market capitalization) and noted that it far exceeded its working trial balance carrying amount, so no additional reporting unit analysis was indicated.

For other intangibles, Nortons first agreed year-beginning balances of the assets and related accumulated amortization to its working papers, then reviewed current year amortization expense for reasonableness and consistency with stated amortization terms of the assets, and finally agreed its work papers to the year-end working trial balance of the assets and accumulated amortization. Nortons then considered the events and circumstances of Femcare Group and its industry that occurred during 2012 and satisfied itself that Femcare’s conclusion of no indication of a carrying amount being impaired was valid. In particular, Nortons identified 2012 improvements in Femcare financial results including sales, earnings and cash flow, and noted that there were no known potentially negative market, legal, business climate or regulatory developments during the year. Given these facts, Femcare’s other intangibles were not further tested for recoverability or impairment.

3.
Please have your auditors explain to us in detail what is meant by the sentence in your response to prior comment 1 which says “while performing its 2012 audit work related to the consolidation, Jones Simkins’ analysis of the intangibles included review of The Norton Practice audit opinion.”

Jones Simkins response to Comment 3.

As part of our audit procedures for the 2012 consolidated financial statements of UTMD we did the following related to the intangible assets recorded on the books of the Femcare subsidiary:

•
Obtained the audit report of The Norton Practice on the Femcare subsidiary and ensured that it was an unqualified opinion under U.S. GAAP and the audit was performed under the standards of the PCAOB (U.S.).

•
Using our previous knowledge about such assets, we compared the carrying amount to the amount that was expected (based on terms established on the date the assets were recorded) as of December 31, 2012.

•	As a result of our 2012 audit we did not identify any events or changes in circumstances which would indicate the lack of recoverability of these assets.

The meaning of the sentence restated in your comment #3 is shown in bullet #1 above.

Acknowledgments

4.	We note that you did not provide all of the acknowledgements previously requested. Please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UTMD Response to Comment 4.

Respectfully, UTMD has answered this previously.

Thank you for your review of the referenced disclosures.  I hope that the above responses are complete and to the satisfaction of the SEC.  If not, please give us the opportunity to augment the responses as needed.

Sincerely,

/s/ Paul O. Richins

Paul O. Richins
Principal Financial Officer
Direct tele no. (801) 569-4200
Fax no. (801) 566-7305